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Exhibit 99.1

NORANDA INC.

CONSOLIDATED RESULTS

(US$ millions, unaudited)

	Third Quarter		Nine Months Ended September 30
	2004	Restated 2003	2004	Restated 2003
		(1)		(1)
Revenues	$1,716	$1,165	$5,063	$3,333

Operating expenses
Cost of operations	515	497	1,521	1,468
Purchased raw materials	705	496	2,165	1,331
Depreciation, amortization and accretion	119	121	362	362

	1,339	1,114	4,048	3,161

Income generated by operating assets	377	51	1,015	172
Interest expense, net	31	33	92	107
Corporate and general administration	17	12	45	39
Research, development and exploration	14	14	33	34
Minority interest in earnings of subsidiaries	76	11	219	45

Income (loss) before undernoted	239	(19)	626	(53)
Tax expense (recovery)	99	(1)	243	(30)
Restructuring costs	—	3	—	44
Other expenses (income)	7	(4)	(10)	—
Gain on sale of investment	—	(35)	—	(35)

Net Income (loss)	$133	$18	$393	$(32)

Dividends on preferred shares	5	8	15	20
Interest on convertible debentures	—	—	2	2

Net Income (loss) attributable to common shares	$128	$10	$376	$(54)

Basic earnings (loss) per common share	$0.43	$0.04	$1.27	$(0.22)

Diluted earnings (loss) per common share	$0.42	$0.04	$1.25	$(0.22)

Basic weighted average number of shares — 000s	296,495	252,303	296,114	250,671
Diluted weighted average number of shares — 000s	304,116	252,638	303,735	250,671
(1)
Effective January 1, 2004, Noranda retroactively adopted the new Canadian Institute of Chartered Accountants standard for Asset Retirement Obligation which requires that asset retirement obligation be recognized when incurred and recorded as liabilities at fair value. Previously these costs were charged to earnings over the life of the asset.

Effective July 1, 2003, Noranda adopted the U.S. dollar as its reporting and functional currency. This change has been reflected on a retroactive basis.

NORANDA INC.

CONSOLIDATED BALANCE SHEETS

(US$ millions, unaudited)

	Sept. 30 2004	Dec. 31 Restated 2003
		(1)
Assets
Current assets
Cash and cash equivalents	$692	$501
Short-term investments	—	129
Accounts receivable	824	576
Metals and other inventories	1,359	1,179

	2,875	2,385
Operating capital assets	4,817	4,765
Development projects	1,021	973
Investments and other assets	305	205

	$9,018	$8,328

Liabilities and Equity
Current Liabilities
Accounts and taxes payable	$1,058	$903
Debt due within one year	408	431

	1,466	1,334
Long-term debt	2,714	2,893
Future income taxes	175	46
Reclamation, pension and other provisions	615	539
Stockholders' interests:
Interests of other shareholders	1,126	919
Shareholders' equity	2,922	2,597

	$9,018	$8,328

NORANDA INC.

CONSOLIDATED STATEMENTS OF CASHFLOWS

(US$ millions, unaudited)

	Third Quarter		Nine Months Ended September 30
	2004	Restated 2003	2004	Restated 2003
		(1)		(1)
Cash realized from (used for):
Operations
Net income (loss)	$133	$18	$393	$(32)
Charges (credits) not affecting cash:
Depreciation, amortization and accretion	133	117	360	340
Minority interests in earnings of subsidiaries	76	10	219	45
Foreign exchange, restructuring and other	94	1	109	86

	436	146	1,081	439
Net change in accounts receivable, inventories and payables	(146)	58	(274)	(92)

Cash from operations	290	204	807	347

Investment activities
Capital investments	(189)	(190)	(459)	(403)
Investments and advances	(3)	(24)	125	(24)
Proceeds on dispositions	2	85	5	96

Cash used in investment activities	(190)	(129)	(329)	(331)

Financing activities
Long-term debt, including current portion
Issued	58	350	199	741
Repaid	(57)	(407)	(401)	(749)
Issue of shares — common	2	431	20	431
Issue of shares — preferred	—	—	—	198
Redemption of preferred shares	—	(105)	—	(105)
Dividends paid	(40)	(32)	(120)	(99)
Issue of shares — minority shareholders	1	7	15	2

	(36)	244	(287)	419

Increase in cash and cash equivalents	64	319	191	435
Cash and cash equivalents, beginning of period	628	409	501	293

Cash and cash equivalents, end of period	$692	$728	$692	$728

NORANDA INC.

SALES VOLUMES & REALIZED PRICES

(Unaudited)

		Third Quarter		Nine Months Ended September 30
		2004	2003	2004	2003
Metal Sales (tonnes, except as noted)
	100% basis, except as noted
Copper
Copper business
CCR		65,533	68,452	216,205	164,214
Kidd Creek		23,040	23,533	59,760	73,773
Horne — (concentrates)		5,378	3,453	20,568	11,358
Antamina — (concentrates)	(33.75%)	22,537	15,160	58,488	55,271
Collahuasi — (concentrates)	(44%)	59,035	25,304	108,400	85,775
Collahuasi	(44%)	1,510	6,880	18,538	24,645
Lomas Bayas		16,271	15,601	44,952	44,996
Altonorte — (anodes)		18,646	59,439	117,310	122,408

		211,950	217,822	644,221	582,440
Nikkelverk		13,875	12,093	38,536	42,702

		225,825	229,915	682,757	625,142

Zinc
Copper business
Kidd Creek		34,496	25,407	94,696	89,285
Antamina — (concentrates)	(33.75%)	13,617	26,781	47,767	73,214

		48,113	52,188	142,463	162,499
Zinc business
Brunswick/Matagami — (concentrates)		82,596	88,055	227,727	252,186

		130,709	140,243	370,190	414,685

Nickel		15,432	17,558	51,575	58,510
Ferronickel		6,247	7,361	20,832	20,352
Aluminum
Primary Aluminum — shipments		60,890	58,562	187,315	181,942
Norandal — shipments		43,658	38,864	131,842	112,449
Lead		9,581	3,928	60,055	48,843
Gold — 000 ounces		245	277	706	726
Silver — 000 ounces
CCR		8,868	8,654	28,387	24,044
Kidd Creek		949	1,550	3,096	4,307
Antamina	(33.75%)	624	421	1,702	1,431

		10,441	10,625	33,185	29,782

Average Realized Prices — ($U.S. per pound, except as noted)
Copper		1.34	0.82	1.25	0.78
Nickel		6.54	4.33	6.39	3.99
Ferronickel		6.29	4.15	6.35	3.87
Zinc		0.50	0.42	0.51	0.41
Aluminum		0.84	0.68	0.82	0.67
Lead		0.45	0.26	0.42	0.25
Gold — (US$ per ounce)		395.12	363.78	397.81	354.59
Silver — (US$ per ounce)		6.45	5.01	6.40	4.79
Exchange Rate (US$1 = Cdn$1)		0.77	0.72	0.75	0.70

NORANDA INC.

PRODUCTION VOLUMES

(Unaudited)

		Third Quarter		Nine Months Ended September 30
		2004	2003	2004	2003
Mine Production (tonnes, except as noted)
	100% basis, except as noted
Copper
Copper business
Kidd Creek		8,563	11,109	32,151	32,482
Antamina	(33.75%)	31,027	17,560	87,560	63,959
Collahuasi	(44%)	65,067	40,477	146,869	128,203
Lomas Bayas		15,719	15,663	46,361	45,044

		120,376	84,809	312,941	269,688
Matagami		2,113	1,962	5,993	5,893
Brunswick		1,447	2,120	4,646	6,699
INO		8,435	7,786	23,052	27,732
Other		3,165	3,094	10,538	12,828

		135,536	99,771	357,170	322,840

Zinc
Zinc business
Brunswick		64,619	69,629	200,479	214,369
Matagami		33,159	28,434	91,604	78,831

		97,778	98,063	292,083	293,200
Kidd Creek		25,594	19,782	57,086	57,433
Antamina	(33.75%)	15,186	32,863	55,964	90,623
Other		2,570	2,958	6,961	7,050

		141,128	153,666	412,094	448,306

Nickel		13,768	11,252	36,797	37,967
Ferronickel		7,433	7,293	22,303	20,737
Lead		17,383	19,023	54,808	57,359
Silver — 000 ounces
Copper business
Kidd Creek		1,088	604	3,039	1,891
Antamina	(33.75%)	770	484	2,159	1,744

		1,858	1,088	5,198	3,635
Brunswick		1,383	1,550	4,348	4,575
Matagami		129	107	362	293
Other		56	78	179	208

		3,426	2,823	10,087	8,711

Metal Production (tonnes, except as noted)
Refined copper
Copper business
CCR		63,180	71,358	209,628	160,828
Kidd Creek		30,957	24,448	83,077	99,431
Collahuasi	(44%)	6,894	7,241	18,715	20,686
Lomas Bayas		15,719	15,663	46,361	45,044

		116,750	118,710	357,781	325,989
Nikkelverk		7,857	8,882	26,837	26,260

		124,607	127,592	384,618	352,249

Copper anodes
Horne		27,611	43,293	112,044	93,614
Kidd Creek		31,870	22,487	85,123	95,531
Altonorte		56,469	72,781	187,561	181,791

		115,950	138,561	384,728	370,936

Refined zinc
Kidd Creek		23,248	5,301	87,624	74,202
Refined nickel
Nikkelverk		15,994	15,912	50,952	56,615
Falcondo		7,433	7,293	22,303	20,737

		23,427	23,205	73,255	77,352

Primary aluminum		62,308	60,755	185,170	183,059
Fabricated Aluminum		43,658	38,864	131,842	112,449
Refined lead		4,549	—	57,937	47,788
Refined gold — 000 ounces		294	265	829	828
Refined silver — 000 ounces		8,461	6,698	28,820	22,394

NORANDA INC.

SEGMENTED INFORMATION

(US$ millions, unaudited)

	Third Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$924	419	101	233	39	$1,716

Operating expenses
Cost of operations	220	139	31	105	20	515
Purchase of raw materials	412	109	59	99	26	705
Depreciation, amortization and accretion	60	25	14	9	11	119

	$692	273	104	213	57	1,339

Income (loss) generated by operating assets	$232	146	(3)	20	(18)	$377

Interest expense, net						(31)
Corporate and general administration						(17)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(76)

Income before undernoted						239
Tax expense						(99)
Other income						(7)

Net Income						$133

	Third Quarter 2003
	Restated (1)
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$549	297	109	173	37	$1,165

Operating expenses
Cost of operations	191	148	44	96	18	497
Purchase of raw materials	287	68	55	65	21	496
Depreciation, amortization and accretion	51	33	18	11	8	121

	$529	249	117	172	47	$1,114

Income (loss) generated by operating assets	$20	48	(8)	1	(10)	$51

Interest expense, net						(33)
Corporate and general administration						(12)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(11)

Loss before undernoted						$(19)
Tax recovery						1
Restructuring costs						(3)
Other expense						4
Gain on sale of investment						35
Net income						$18

NORANDA INC.

SEGMENTED INFORMATION

(US$ millions, unaudited)

	Nine Months Ended September 30, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,621	1,336	296	678	132	$5,063

Operating expenses
Cost of operations	602	437	113	318	51	1,521
Purchase of raw materials	1,348	342	127	272	76	2,165
Depreciation, amortization and accretion	168	88	47	28	31	362

	$2,118	867	287	618	158	$4,048

Income (loss) generated by operating assets	$503	469	9	60	(26)	$1,015

Interest expense, net						(92)
Corporate and general administration						(45)
Research, development and exploration						(33)
Minority interest in earnings of subsidiaries						(219)

Income before undernoted						$626
Tax expense						(243)
Other income						10
Net Income						$393

	Nine Months Ended September 30, 2003
	Restated (1)
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,514	887	285	515	132	$3,333

Operating expenses
Cost of operations	511	458	157	282	60	1,468
Purchase of raw materials	766	179	138	183	65	1,331
Depreciation, amortization and accretion	154	100	47	32	29	362

	$1,431	737	342	497	154	$3,161

Income (loss) generated by operating assets	$83	150	(57)	18	(22)	$172

Interest expense, net						(107)
Corporate and general administration						(39)
Research, development and exploration						(34)
Minority interest in earnings of subsidiaries						(45)

Loss before undernoted						$(53)
Tax recovery						30
Restructuring costs						(44)
Gain on sale of investment						35

Net loss						$(32)

NORANDA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Millions of US dollars, except as otherwise indicated)
(Unaudited)

1.     ACCOUNTING POLICIES

        These unaudited interim consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures have been included in the Company's 2003 annual consolidated financial statements except as discussed in Note 2 below. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2003 Annual Report.

2.     CHANGE IN ACCOUNTING STANDARDS

        Effective January 1, 2004, Noranda adopted the new Canadian Institute of Chartered Accountants (CICA) standards for Asset Retirement Obligations (CICA 3110) and Hedging Relationships (AcG13).

(a)   Asset Retirement Obligations

        Previously, Noranda expensed costs related to ongoing site restoration programs when incurred, while a provision for future site reclamation and closure costs was charged to earnings over the life of the operations. In accordance with CICA 3110, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the asset retirement obligations is based includes the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted. Cash outflows totaling $1,374 are expected to be incurred over a period extending to 62 years. These cash outflows are discounted using a rate ranging from 5 to 8%. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated.

        As a result of this change, the cumulative impact from the adoption of this standard at January 1, 2003 was to decrease retained earnings by $27, increase capital assets by $70, increase the provision for asset retirement by $97, decrease future income taxes by $5 and increase interest of other shareholders by $5. Adoption of the new standard reduced earnings by $1 and $2 for the three and nine months ended September 30, 2003 respectively, and reduced net income by $11 for the year ended December 31, 2003.

        The asset retirement obligation for the three and nine months ended September 30, 2004 increased by $19 and $9 respectively (2003 — increased by $5 and $58 respectively).

	Three months		Nine months
Periods Ending September 30
	2004	2003	2004	2003
Asset retirement obligation beginning of period	$(402)	$(387)	$(412)	$(334)
Liabilities incurred	—	(3)	—	(9)
Liabilities settled	9	5	19	14
Accretion expense	(7)	(7)	(21)	(20)
Foreign exchange and other	(21)	—	(7)	(44)

Asset retirement obligation end of period	$(421)	$(392)	$(421)	$(392)

(b)   Hedging Relationships

        As of January 1, 2004, Noranda adopted the recommendations of AcG 13 which provide for more restrictive conditions as to when hedge accounting may be used. On implementation of this standard at January 1, 2004, the Company's partially-owned subsidiary, Falconbridge, recorded a deferred mark-to-market gain of $27 on its interest rate hedges while recording a long-term receivable and long-term payable of $67 and $40, for those contracts in a gain and loss position, respectively. Amortization of $2 and $5 of this deferred gain was amortized into income during the three and nine months ended September 30, 2004. Since the interest rate hedge contracts were not eligible for hedge accounting, the net interest received/paid on these positions are shown as a component of other income.

        Falconbridge recorded a mark-to-market loss of $nil during the three and nine months ended September 30, 2004 respectively, for those contracts which were not eligible for hedge accounting.

        Under the provisions of the new standard, Noranda continued to be eligible for hedge accounting on its fixed forward price hedges and on its forward and option contracts used as a currency hedge of Canadian dollars operating costs. Falconbridge did not seek hedge accounting for its contracts used as an economic currency hedge of Canadian dollar monetary assets and liabilities and accordingly continues to mark these to market.

3.     STOCK-BASED COMPENSATION

        During the third quarter, the Company granted 16,500 stock options at a price of CDN$22.68 per share. These options have a 10-year term, vesting 20% per year over the first five years. The compensation expense associated with this stock option series was calculated using the Black-Scholes valuation model, assuming a 8-year term, 25% volatility, a weighted — average expected dividend of 1.45% annually and an interest rate of 4.76%, and is being charged against net income over its vesting period.

        During the nine months ended September 30, 2004, 846,000 stock options with a value of CDN$17.3 million were granted. Stock options exercised during the three and nine months ended September 30, 2004 were 165,125 and 1,591,664.

        Corporate and general administration, for the three and nine months ended September 30, 2004, include compensation costs of $1 and $3 respectively (2003- $1 and $2 respectively), relating to outstanding options.

4.     EXCHANGE GAINS AND LOSSES ON HEDGES OF FOREIGN-DENOMINATED EXPOSURES

        The majority of Noranda's products are denominated in US dollars or indexed to US dollar prices. In addition, operating costs of Noranda's assets are also denominated in their local currency and exposed to exchange volatility. Prior to July 1, 2003, at which point Noranda changed its functional currency to the US dollar, Noranda managed its US dollar revenue exposure by utilizing spot and forward foreign exchange contracts with its banks as counter-parties. Subsequent to the change, Noranda started hedging its Canadian dollar costs using foreign currency exchange contracts.

        Noranda's operating costs for the three and nine months ended September 30, 2004 include realized exchange gains from the settlement of various cost hedge contracts of $16 and $55 (2003 — revenues include realized exchange gains on revenue hedge contracts of $nil and $3, while operating costs include realized exchange gains on cost hedge contracts of $14 for the quarter and year-to-date, respectively).

        Hedges of other foreign currency denominated monetary assets and liabilities, generated a gain of $31 and $11 for the three and nine months ended September 30, 2004 (2003 — loss of $9 and a gain of $21 respectively).

5.     CAPITALIZED INTEREST

        During the three and nine months ended September 30, 2004, Noranda capitalized $8 and $25, respectively, of interest costs associated with projects under development (2003 — $6 and $13, respectively).

6.     SHAREHOLDERS' EQUITY

	September 30, 2004		December 31, 2003
	Shares (000)	Amount	Shares (000)	Amount
Share capital
Authorized — an unlimited number of Preferred, Common and Participating shares
Issued:
Common Shares
Balance, beginning of year	295,228	$2,084	241,289	$1,595
Issue of common shares	—	—	48,520	434
Issued on exercise of stock options	1,592	21	373	5
Issued under dividend re-investment	28	—	5,046	50
Issued under share purchase plan	—	—	—	—

Balance, end of period	296,848	$2,105	295,228	$2,084

Preferred Shares, Series F
Balance beginning of year and end of period	3,246	59	3,246	59

Preferred Shares, Series G
Balance beginning of year and end of period	8,764	137	8,754	137

Preferred Shares, Series H
Balance beginning of year	6,000	99	—	—
Issued	—	—	6,000	99

Balance end of period	6,000	99	6,000	99

Preferred Shares, Series I
Balance beginning of year	—	—	—	—
Issued	—	—	6,000	100
Redeemed	—	—	(6,000)	(100)

Balance end of period	—	—	—	—

Contributed Surplus — stock options valuation		3		3

Convertible Debentures		87		84

Basic weighted average number of shares — 000's		296,114		261,618

Diluted weighted average number of shares — 000's		303,735		262,107

Retained Earnings (deficit):
Balance beginning year		$(92)		$24
Change in accounting policy:
Asset retirement obligation		(38)		(27)

		$(130)		$(3)
Net income		393		23
Dividends: Common		(80)		(121)
Preferred		(15)		(21)
Other		(2)		(8)

Balance end of period		166		(130)

Currency Translation and other at end of period		266		261

Total Shareholders' Equity		$2,922		$2,597

7.     SEGMENTED INFORMATION

        Noranda has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operating results and identifiable assets are presented below:

	Third Quarter 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$924	419	101	233	39	$1,716

Operating expenses
Cost of operations	220	139	31	105	20	515
Purchase of raw materials	412	109	59	99	26	705
Depreciation, amortization and accretion	60	25	14	9	11	119

	$692	273	104	213	57	1,339

Income (loss) generated by operating assets	$232	146	(3)	20	(18)	$377

Interest expense, net						(31)
Corporate and general administration						(17)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(76)

Income before undernoted						239
Tax expense						(99)
Other income						(7)

Net Income						$133

Capital investments	$71	104	2	7	5	$189

	Third Quarter 2003
	Restated (1)
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$549	297	109	173	37	$1,165

Operating expenses
Cost of operations	191	148	44	96	18	497
Purchase of raw materials	287	68	55	65	21	496
Depreciation, amortization and accretion	51	33	18	11	8	121

	$529	249	117	172	47	$1,114

Income (loss) generated by operating assets	$20	48	(8)	1	(10)	$51

Interest expense, net						(33)
Corporate and general administration						(12)
Research, development and exploration						(14)
Minority interest in earnings of subsidiaries						(11)

Loss before undernoted						$(19)
Tax recovery						1
Restructuring costs						(3)
Other expense						4
Gain on sale of investment						35

Net income						$18

Capital investments	$100	78	—	5	7	$190

	Nine Months Ended September 30, 2004
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$2,621	1,336	296	678	132	$5,063

Operating expenses
Cost of operations	602	437	113	318	51	1,521
Purchase of raw materials	1,348	342	127	272	76	2,165
Depreciation, amortization and accretion	168	88	47	28	31	362

	$2,118	867	287	618	158	$4,048

Income (loss) generated by operating assets	$503	469	9	60	(26)	$1,015

Interest expense, net						(92)
Corporate and general administration						(45)
Research, development and exploration						(33)
Minority interest in earnings of subsidiaries						(219)

Income before undernoted						$626
Tax expense						(243)
Other income						10

Net Income						$393

Total assets, excluding cash, cash equivalents	$4,410	1,914	393	937	772	$8,326

Capital investments	$217	201	3	18	20	$459

	Nine Months Ended September 30, 2003
	Restated (2)
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$1,514	887	285	515	132	$3,333

Operating expenses
Cost of operations	511	458	157	282	60	1,468
Purchase of raw materials	766	179	138	183	65	1,331
Depreciation, amortization and accretion	154	100	47	32	29	362

	$1,431	737	342	497	154	$3,161

Income (loss) generated by operating assets	$83	150	(57)	18	(22)	$172

Interest expense, net						(107)
Corporate and general administration						(39)
Research, development and exploration						(34)
Minority interest in earnings of subsidiaries						(45)

Loss before undernoted						$(53)
Tax recovery						30
Restructuring costs						(44)
Other expenses						—
Gain on sale of investment						35

Net loss						$(32)

Total assets, excluding cash, cash equivalents	$3,839	1,577	443	804	874	$7,537

Capital investments	$234	120	—	15	34	$403

8.     POST — EMPLOYMENT BENEFITS

        Post-employment benefit expenses for the three and nine months ended September 30, 2004 and 2003 are summarized as follows:

	Three Months		Nine Months
Periods Ending September 30
	2004	2003	2004	2003
Defined benefit pension plan	13	16	40	44
Defined contribution pension plan	3	2	8	7
Other benefit plans	7	5	19	16

	23	23	67	67

9.     SUBSEQUENT EVENTS

        On September 24, 2004, Noranda and China Minmetals Corporation ("Minmetals") announced that they had entered into exclusive negotiations concerning a preliminary proposal from Minmetals to acquire 100% of the outstanding common shares of Noranda. Noranda has granted Minmetals exclusivity to complete a due diligence and negotiate definitive agreements.

        Minmetals' proposal contemplates that the transaction would be completed by way of a plan of arrangement and voted on by all Noranda common shareholders.

10.   COMPARATIVE FIGURES

        The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated statements.

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  Exhibit 99.1